                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13403

CUSIP NUMBER:  027070101

(Check One) | | Form 10-K | | Form 20-F | | Form 11-K |X| Form 10-Q | |
            Form 10-D | |Form N-SAR | | Form N-CSR

For Period Ended:  December 28, 2007

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

4100 N. Mulberry Drive, Suite 200
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Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64116
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
          portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form
          10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of American Italian Pasta Company (the
"Company") for the quarter ended December 28, 2007, could not be filed with the
Securities and Exchange Commission on a timely basis in light of the circumstances described below.

As previously announced, the Audit Committee of the Board of Directors commenced an internal investigation into certain accounting and related matters regarding the Company's financial statements. The Audit Committee retained independent legal counsel to assist with the investigation. Independent counsel engaged independent forensic accountants to assist in the review and analysis. Counsel to the Audit Committee has now completed its review and provided its report to the Audit Committee, thereby completing the Audit Committee investigation.

The Company has completed its internal preparation of its restated financial statements for its 2004 fiscal year and earlier periods and of its financial statements and annual report on Form 10-K for its fiscal year ended September
30, 2005 and its fiscal year ended September 29, 2006. The Company has delivered these financial statements and annual reports on Form 10-K to its independent registered public accounting firm, Ernst & Young, for completion of their review and audit. The Company cannot predict when that review will be completed in order to allow the Company to file its delinquent reports on Forms 10-Q and 10-K and to become current in its periodic reporting requirements with the SEC.

The completion and the filing of audited financial statements and annual reports on Form 10-K for fiscal 2005 and fiscal 2006 are subject to a number of factors, including regulatory matters

and the review and continued analysis of issues by the Company's independent registered public accounting firm.

The Company's Quarterly Report on Form 10-Q for the quarter year ended December
28, 2007 cannot be completed and filed until the Company is current in its other
SEC filings. The Company will file this Form 10-Q as soon as practicable but will not do so within the five day extension period provided for under SEC Rule
12b-25.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul R. Geist                                   (816) 584-5611
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(Name) (Area Code)                              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). | |Yes |X|No

        Quarterly Report on Form 10-Q for the quarter ended July 1, 2005

        Annual Report on Form 10-K for the year ended September 30, 2005

      Quarterly Report on Form 10-Q for the quarter ended December 30, 2005

       Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

        Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

        Annual Report on Form 10-K for the year ended September 29, 2006

      Quarterly Report on Form 10-Q for the quarter ended December 29, 2006

       Quarterly Report on Form 10-Q for the quarter ended March 30, 2007

        Quarterly Report on Form 10-Q for the quarter ended June 29, 2007

        Annual Report on Form 10-K for the year ended September 28, 2007

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending restatement, the Registrant's results of operations from the corresponding periods of the prior fiscal year will change. Because the restatement process is not yet complete and is subject to audit, the Registrant cannot determine if a significant change in results of operations from the corresponding periods of the prior fiscal year will be reported or quantify the extent of any such change at this time. On February 5, 2008, the Company issued a press release with the following information regarding revenues for the first fiscal quarter ending December 28, 2007:

For the first fiscal quarter ending December 28, 2007, total revenues were
$111.7 million compared to $94.0 in the first fiscal quarter ended December 29,
2006, reflecting an increase of 18.9% compared to the previous year's quarter.
Overall volume increased 0.9% during the quarterly period, as compared to the previous fiscal year's quarter.

The Company also noted that all historical revenue amounts outlined above are unaudited and are subject to adjustments, including adjustments related to promotional expenses, accounting period cutoff, and other related revenue recognition issues resulting from the previously announced Audit Committee investigation.

                         American Italian Pasta Company

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 7, 2008     By:        /s/ Paul R. Geist
                                 -----------------------------------------------
                            Name:      Paul R. Geist
                            Title:     Chief Financial Officer

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